

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

December 15, 2014

<u>Via E-mail</u>
Mario Alberto Beauregard Alvarez
Chief Financial Officer
Petroleos Mexicanos
Avenida Marina Nacional No. 329
Colonia Petroleos Mexicanos
11311 Mexico D.F.
Mexico

> **Re: Petroleos Mexicanos**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed May 15, 2014**
> **File No. 0-00099**

Dear Mr. Alvarez:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. In your letter to us dated October 4, 2011, you discussed potential future arrangements with Cuba. Also, we note disclosure in your 2012 and 2011 Forms 20-F about a now-expired letter of intent for the exploration for oil in Cuba. We are aware of 2014 news articles reporting that you hope to sign a contract with Cuba and the U.S. to explore the Dona Oriental area. Earlier articles report that you met with international companies including CubaPetroleo. Finally, you disclose in your Form 20-F that you have commercial oil and gas agreements and/or investments in Repsol S.A., Shell Oil Company and United Petroleum & Chemicals Co., Ltd., a subsidiary of SINOPEC. Those companies' websites and SEC filings indicate that they or their

affiliates have business contacts with Cuba, Syria and/or Sudan.

Cuba, Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your current Form 20-F does not provide disclosure about those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba since your October 4, 2011 and November 11, 2011 letters, as well as any past, current and anticipated contacts with Syria or Sudan, whether through subsidiaries, affiliates, customers, joint venture partners, or other direct or indirect arrangements. You should describe any products, equipment, components, technology or services you have provided to Cuba, Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Cuba, Syria and Sudan described in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Syria and Sudan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
       Assistant Director
       Division of Corporation Finance